UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León 66264, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On December 12, 2017, CEMEX, S.A.B. de C.V. (NYSE: CX) (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that CEMEX’s indirect subsidiaries, CEMEX Latam Holdings, S.A. (“CLH”) and CEMEX Colombia S.A. (“CEMEX Colombia”), today informed the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) that in relation to the investigation started on September 2013 by the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio) (“SIC”) against 5 cement companies and 14 executives of such companies for alleged anti-competitive practices, the SIC has today published Resolution No. 81391 dated December 11, 2017 in its website, pursuant to which the SIC fines CEMEX Colombia and two other cement companies and 6 natural persons for the conduct of entering into an agreement for fixing gray cement prices in Colombia. Regarding the other conducts being charged in 2013, the Superintendent did not find sufficient material evidence to prove them, so he ordered to close the investigation in relation to such other conducts. In CEMEX Colombia’s case, the fines amount to 73,771,700,000 Colombian Pesos, which is approximately U.S.$24.5 million based on the official Colombian Peso to United States Dollar exchange rate as of December 12, 2017 in Colombia.

It is important to consider that the SIC’s decision is not final, as a reconsideration request is still available, which, according to Resolution No. 81391, can be filed with the SIC within five (5) business days following the formal notice to CEMEX Colombia, which as of today has not yet been received. Only until the reconsideration request is decided by the SIC will the decision and fines be final and payable. In this regard, the obligation to pay the sanctions and the impact on cash flow would happen during the first quarter of 2018, nevertheless the exact payment date and amount can only be determined at the time the reconsideration request is decided by the Superintendent. CEMEX Colombia will evaluate and proceed, as the case may be, with the legal actions provided for in the Colombian Law, which, as stated above, consist of: the reconsideration request before the SIC requesting that the fine is revoked and the investigation closed, and if the decision to impose a sanction is confirmed, an annulment and reestablishment of right claim (demanda de nulidad y restablecimiento de derecho) before the administrative courts, which could take some time before it is resolved.

In case the SIC’s decision to impose fines is confirmed after exhausting the aforementioned legal actions available under Colombian laws, CEMEX estimates that the fines imposed to CEMEX Colombia will not have a material adverse impact on the results of operations, liquidity and financial condition of CEMEX.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	December 12, 2017	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller